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    ALLEGHENY ENERGY SOLUTIONS, INC.
    STATEMENT OF INCOME
    FOR THE PERIODS ENDED SEPTEMBER 30, 1997




                                              Three Months     Nine Months
                                                Ended             Ended
    OPERATING EXPENSES:
       Cust. Accts & Services                 $1,476,917        $1,476,917
       Administrative & General                   28,491            28,491
          Total Operation & Maintenance        1,505,408         1,505,408

       Taxes other than income taxes             (19,969)          (19,969)
       Federal and state income taxes           (519,904)         (519,904)
                  Total Operating Expenses       965,535           965,535
                  Operating Income              (965,535)         (965,535)

    Net Income                                 ($965,535)        ($965,535)



                                    Unaudited